SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)



       MCNEIL PACIFIC INVESTORS FUND 1972    MCNEIL REAL ESTATE FUND XIV, LTD.

       MCNEIL REAL ESTATE FUND V, LTD.       MCNEIL REAL ESTATE FUND XV, LTD.

       MCNEIL REAL ESTATE FUND IX, LTD.      MCNEIL REAL ESTATE FUND XX, L.P.

       MCNEIL REAL ESTATE FUND X, LTD.       MCNEIL REAL ESTATE FUND XXIV, L.P.

       MCNEIL REAL ESTATE FUND XI, LTD.      MCNEIL REAL ESTATE FUND XXV, L.P.
                           (NAME OF SUBJECT COMPANY)

                              MCNEIL PARTNERS, L.P.
                        (NAME OF PERSON FILING STATEMENT)

                            Limited Partnership Units
                          (TITLE OF CLASS OF SECURITIES)


           582566 10 5                     582568 88 7

           582568 20 0                     582568 50 7

           582568 10 1                     None

           582568 20 0                     582568 88 7

           582568 30 9                     582568 87 9
             (CUSIP NUMBERS OF CLASSES OF SECURITIES)


                           Donald K. Reed
                         MCNEIL PARTNERS, L.P.
                    13760 Noel Road, Suite 700, LB70
                          Dallas, Texas  75240
                             (214) 448-5800
       (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
       RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                Copy to:

                            Patrick J. Foye, Esq.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             919 Third Avenue
                          New York, New York  10022
                              (212) 735-2274


                    This Amendment No. 1 amends and supplements Items 3 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of McNeil Partners, L.P., a Delaware limited partnership (the "Partnership") filed with the Securities and Exchange Commission on August 18, 1995. Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 14D-9.

          ITEM 3.   IDENTITY AND BACKGROUND.

                    Item 3 is hereby supplemented by adding the following:

                    On Thursday, August 24, McNeil Partners and High River entered into a letter agreement (the "Letter Agreement") which is filed as Exhibit (c)(4) to this Amendment No. 1 and is incorporated herein by reference. The Letter Agreement provides generally as follows:

               o Until September 7, 1995, McNeil Partners and its affiliates shall not (i) in any manner acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, any securities of any of the Partnerships or their affiliates, (ii) propose to enter into, directly or indirectly, any merger or business combination involving any of the Partnerships or their affiliates or (iii) engage in discussions or negotiations with or assist any third party in respect of any transaction involving McNeil Partners, the Partnerships or their affiliates.

               o Until September 7, 1995, McNeil Partners shall, and shall cause The Herman Group, Inc., to (i) respond to limited partner's inquiries only by summarizing the terms of the Press Release (as hereinafter defined) and
                    (ii) not make any other statement in respect of the tender offers commenced by High River to acquire Units of each Partnership pursuant to the HR Offers (the "Tender Offers").

               o Until September 7, 1995, High River shall, and shall cause D.F. King & Co., Inc., to (i) respond to limited partner's inquiries only by summarizing the terms of the Press Release and (ii) not make any other statement in respect of the Tender Offers.

               o McNeil Partners shall facilitate and allow High River to conduct customary and reasonable due diligence in respect of McNeil Partners, the Partnerships and their affiliates and High River and its affiliates agree (i) to use their best efforts to complete such due diligence as promptly as practicable and, (ii) unless otherwise required by law, rule or regulation, not to disclose any documents or materials furnished to High River in respect of such due diligence relating to or concerning McNeil Partners, the Partnerships or their affiliates to any third party.

               o Until September 7, 1995, except as otherwise required by law, rule or regulation, McNeil Partners and High River shall not mail or cause to be mailed to limited partners, or published, any information in respect of the Partnerships, except for the Press Release.

               o Until September 7, 1995, McNeil Partners and High River shall hold in abeyance (i) all proceedings in the litigation between the parties and their affiliates and
                    (ii) any demands made by High River or its affiliates for lists of limited partners, related information and/or transfers of Units of the Partnerships.

               o High River, Carl C. Icahn and their affiliates shall not prior to August 24, 1996 (i) in any manner acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, any securities of any of the partnerships listed in the Letter Agreement (the "Other Partnerships"), (ii) propose to enter into, directly or indirectly, any merger or business combination involving any of the Other Partnerships, (iii) make, or in any way participate, directly or indirectly, in any solicitation or proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of any of the Other Partnerships,
                    (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Other Partnerships, (v) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vi) loan money to, advise, assist or encourage any person in connection with any of the actions described in this sentence.

               o High River shall extend the expiration date of the HR Offers until September 12, 1995 and High River and McNeil Partners shall issue a press release, which announces such extension, on August 25, 1995 (the "Press Release").

               o McNeil Partners shall have the absolute right, from time to time through the close of business on September 6, 1995, to require High River to extend and, upon receipt of written notice from McNeil Partners, High River shall unconditionally extend, effective at 9:00 a.m. on the next business day, the expiration date of the HR Offers and High River shall, upon receipt of such notice, issue a press release no later than the next business day announcing such extension; provided, however, under no circumstances shall McNeil Partners have the right to require High River to extend the expiration date of the HR Offers beyond September 20, 1995.

               o High River shall, upon delivery of written notice to McNeil Partners, have the absolute right to extend the expiration date of the HR Offers beyond September 12, 1995 or such later date as is then the applicable expiration date.

                    On August 25, McNeil Partners and High River issued the Press Release, a copy of which is filed as Exhibit (a)(3) to this Amendment No. 1, announcing the settlement discussions between the parties and that the expiration date of the HR Offers was extended until midnight, New York City time, on Tuesday, September 12, 1995. The information contained in the Letter Agreement and the Press Release is incorporated herein by reference.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

                    Item 9 is hereby supplemented by adding the following:

                    (a)(3) Form of Press Release issued by McNeil Partners and High River on August 25, 1995.

                    (c)(4) Letter Agreement dated August 24, 1995 between McNeil Partners and High River.


                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  August 25, 1995
                                   MCNEIL PARTNERS, L.P.
                                   General Partner of each of the Partnerships

                                      By:    McNeil Investors, Inc.
                                             General Partner

                                             By:   /s/ Donald K. Reed
                                                   ____________________________
                                                       Donald K. Reed
                                                       President


                                    EXHIBIT INDEX


            Exhibit                  Description                    Page

            (a)(3)   Form of Press Release issued by McNeil
                     Partners and High River on August 25,
                     1995.

            (c)(4)   Letter Agreement dated August 24, 1995
                     between McNeil Partners and High River.